[redacted]

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SECU[barcode]ISSION

10027467

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METROPOLITAN CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 EAST ONTARIO

(No. and Street)

CHICAGO	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN ALVAREZ (770) 263-7300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP

(Name – *if individual, state last, first, middle name*)

ONE MID AMERICA PLAZA, SUITE 700, PO Box 3697	OAK BROOK	IL	60522
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 26 2010

Washington, DC

121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, KAREN ALVAREZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of METROPOLITAN CAPITAL, INC.
of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Metropolitan Capital, Inc.

(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Statement of Financial Condition
December 31, 2009

Filed Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a – 5 Thereunder as a Public Document

Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
December 31, 2009

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Member Horwath International

Report of Independent Auditors

Board of Directors
Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

We have audited the accompanying statement of financial condition of Metropolitan Capital, Inc. (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Metropolitan Capital, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 24, 2010

Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	422,318
Other assets		12,367
Total Assets	$	**434,685**

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	3,439
Due to parent company		18,989
Total Liabilities		**22,428**
Shareholder's Equity		
Common stock, no par value; 100,000 shares authorized, 7,360 shares issued and outstanding		368,000
Additional paid-in capital		49,123
Accumulated deficit		(4,866)
Total Shareholder's Equity		**412,257**
Total Liabilities and Shareholder's Equity	$	**434,685**

1. Organization and Nature of Business

Metropolitan Capital, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker and does not hold funds or securities for customers and does not carry customer accounts.

The Company is primarily engaged in investment banking and advisory services.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent company, Metropolitan Capital Bancorp, Inc. The allocation of tax is based on each individual company's taxable income, credits, and deductions. The Company has no income tax receivable from or payable to Metropolitan Capital Bancorp, Inc. at December 31, 2009.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Metropolitan Capital Bancorp, Inc. and the Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Adopting this new guidance had no impact on the Company.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 24, 2010, which is the date the financial statements were issued.

(Continued)

3. Related Party Transactions

In accordance with the expense sharing agreement, the Company recognizes the expenses incurred by Metropolitan Capital Bancorp, Inc. on the Company's behalf as operating expenses. As of December 31, 2009, the Company owed Metropolitan Capital Bancorp, Inc. $18,989. The Company expects the payable to be forgiven and, upon forgiveness, the Company will recognize an increase to shareholder's equity of $18,989.

At December 31, 2009, the Company had $59,318 of cash on deposit at Metropolitan Capital Bank.

4. Income Tax

Deferred tax assets and liabilities consist of a net operating loss carryforward of approximately $4,700 that will expire in 2028 if not utilized to reduce future taxable income. Because of the Company's limited operating results to date, a valuation allowance has been established for the entire net operating loss carryforward.

Metropolitan Capital Bancorp, Inc. and the Company are subject to U.S. federal income tax as well as Illinois state income tax. Metropolitan Capital Bancorp Inc. and the Company are not subject to examination by taxing authorities for years before 2006.

5. Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $250,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for its first year of operations and 15 to 1 thereafter.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2009, the Company had net capital of $351,091, which exceeded its minimum net capital requirement by $101,091. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 at December 31, 2009.